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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Greetings Corporation

(Name of Issuer)

Class B Common Shares

(Title of Class of Securities)

026375-20-4

(CUSIP Number)

Gary Weiss,

One American Road,

Cleveland, Ohio 44144,

216-252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 026375-20-4	Page 2 of 3

1	NAMES OF REPORTING PERSONS: Gary Weiss

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

54,680
8 SHARED VOTING POWER:

-0-
9 SOLE DISPOSITIVE POWER:

54,680
10 SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

54,680
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Schedule 13D

Item 1. Security and Issuer.

This Amendment No. 1 is being filed by the undersigned as an amendment to the initial Statement on Schedule 13D filed with the Commission on August 4, 2006 (the “Schedule 13D”), relating to Class B common shares, par value $1.00 per share (“Class B Shares”), of American Greetings Corporation (the “Company”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D. Unless specifically amended or modified hereby, the disclosure set forth in the Schedule 13D remains unchanged. The Schedule 13D is hereby further amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer.

(a) After a recent review of Mr. Weiss’s stock ownership, it was determined that, as of the date of filing the Schedule 13D, Mr. Weiss actually owned 54,680 Class B Shares rather than the 54,425 Class B Shares reported in the Schedule 13D. As a result, this Amendment No. 1 is being filed to amend Item 5(a) solely to reflect such ownership. Mr. Weiss has not engaged in transactions with respect to the Class B Shares from the date of the Schedule 13D to the date hereof. The information in Item 5(a) is therefore hereby amended as follows:

Mr. Weiss has the sole power to vote and dispose of 54,680 Class B Shares (which includes 43,250 Class B Shares that he has the right to acquire within 60 days pursuant to outstanding stock options), approximately 1.3% of the total number of Class B Shares outstanding as of June 29, 2006, as reported by the Company.

The number of Class B Shares beneficially owned by Mr. Weiss as described above does not include: (i) any of the 1,818,182 Class B Shares owned by Irving Stone LLC; (ii) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which Mr. Weiss is a trustee; and (iii) 200,000 Class B Shares owned by the Irving Stone Support Foundation, of which Mr. Weiss is a trustee. Mr. Weiss disclaims beneficial ownership of all such Class B Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2006

/s/ Gary Weiss
Gary Weiss